Exhibit 99.1

FORM 51-102F3

Material Change Report

The base shelf prospectus dated April 29, 2019 of Seabridge Gold Inc. is amended and supplemented by the contents of the material change report.

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the “Issuer”)
106 Front Street East, Suite 400
Toronto, ON M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

April 27, 2020 and May 7, 2020

ITEM 3.	NEWS RELEASE

Issued April 27, 2020 and May 7, 2020 and distributed through the facilities of Newsfile (Canada Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On April 27, 2020, the Issuer announced that an updated Preliminary Economic Assessment (the “2020 PEA”) for its 100%-owned KSM project confirmed the potential for a dramatic improvement in project economics by incorporating the recently expanded, higher grade Iron Cap deposit into mine plans. This alternate scenario does not impact the current Preliminary Feasibility Study (the “2016 PFS”) which remains in effect and is included with the 2020 PEA in the Updated Technical Report (as defined below). The summary of the 2016 PFS which is included in the Company’s annual information form dated March 27, 2020 accurately summarizes the 2016 PFS included within the Updated Technical Report.

On May 7, 2020, the Issuer announced that it has filed a technical report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment Update, NI 43-101 Technical Report” with an effective date of April 30, 2020 (the “Updated Technical Report”) summarized in the April 27, 2020 news release of the Company. The authors of the Updated Technical Report are as follows:

William E. Threlkeld, P.Geo, P.G., Seabridge Gold Inc.
Hassan Ghaffari, P.Eng., Tetra Tech, Inc.
Jianhui (John) Huang, Ph.D., P.Eng., Tetra Tech, Inc.
James H. Gray, P.Eng., Moose Mountain Technical Services
Ross Hammett, Ph.D., P.Eng., Golder Associates Ltd.
Brendon Masson, P.Eng., McElhanney Consulting Services Ltd.
Derek Kinakin, M.Sc., P.Geo., P.G., BGC Engineering Inc.
Michael J. Lechner, P.Geo., RPG, CPG, Resource Modeling Inc.
J. Graham Parkinson, P.Geo., Klohn Crippen Berger Ltd.

Rolf Schmitt, P. Geo., ERM Consultants Canada Ltd.
Neil Brazier, P.Eng., WN Brazier Associates Inc.
Kirk Hanson, P.E., Wood Canada Ltd.
Alan Keylock, P.Eng., Wood Canada Ltd.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news releases.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Rudi Fronk, Chief Executive Officer
Telephone:	(416) 367-9292

ITEM 9.	DATE OF REPORT

May 7, 2020

CERTIFICATE OF SEABRIDGE GOLD INC.

Dated: May 7, 2020

The short form prospectus dated April 29, 2019, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Chief Executive Officer, Chairman & Director	Vice President, Finance & Chief Financial Officer

On behalf of the Board of Directors

/s/ John Sabine	/s/ Gary Sugar
Director	Director

CERTIFICATE OF THE AGENT

Dated: May 7, 2020

To the best of our knowledge, information and belief, the short form prospectus dated April 29, 2019 as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

Cantor Fitzgerald & Co

/s/ Sage Kelly
Name:	Sage Kelly
Title:	Head of Investment Banking

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
NYSE: SA		April 27, 2020

Updated PEA Study Enhances Seabridge Gold’s KSM Project

A Larger Iron Cap Mine Improves Production and Dramatically Boosts Economics

Total Cost (Net of By-Product Credits) Estimated at US$4 per Ounce (US$358 in 2016 PEA)

After-Tax NPV@5% Increases ~80% (US$3.4B to US$6.0B) vs the 2016 PEA

After-Tax IRR Improves 40% (from 10% to 14%) vs the 2016 PEA

After-Tax projected payback shrinks from 6.4 to 4.0 years, only 9% of projected mine life

Toronto, Canada – Seabridge Gold announced today that an updated Preliminary Economic Assessment (the “2020 PEA”) for its 100%-owned KSM project has confirmed the potential for a dramatic improvement in project economics by incorporating the recently expanded, higher grade Iron Cap deposit into mine plans. This alternate scenario does not impact the current Preliminary Feasibility Study (the “2016 PFS”) which remains in effect and will be included with the 2020 PEA in an updated NI 43-101 Technical Report to be filed on SEDAR within 45 days.

KSM is located in mining friendly British Columbia, Canada near existing and past producers as well as valuable transportation and energy infrastructure. KSM is the world’s largest undeveloped gold/copper project measured by Mineral Reserves, which do not include a sizeable Inferred Mineral Resource at the project’s four deposits. The project has both Federal and Provincial Environmental Assessment (EA) certificates and the Company is maintaining a strong social license, having signed Impact Benefit Agreements with the Nisg̱a’a and Tahltan First Nations, an environmental agreement with the Gitanyow Nation and receiving letters of support from the Gitxsan Nation.

Chairman and CEO Rudi Fronk noted that the 2020 PEA was undertaken to assess an alternate approach to developing KSM by incorporating a much larger Iron Cap block cave mine into the production schedule accompanied by smaller open pits compared to prior studies and developing this opportunity much earlier in the project’s mine life. “The benefits of incorporating Iron Cap into mine plans at an early stage have exceeded the upper end of our expectations, not only for the improvements in projected economics but also for the reduction in environmental impact. The PEA is based on Iron Cap’s inferred resource estimate but we are very confident these resources will upgrade to higher categories with further drilling as they have in the past at the project’s other deposits. We therefore think the new Technical Report gives investors a compelling view of the project’s potential,” Fronk said.

“I would like to recognize the outstanding effort by our engineering team and our consultants for these results while working under the constraints imposed by COVID-19 and also the impressive success of our exploration team for their expansion of the Iron Cap resource,” Fronk continued.

2020 PEA Highlights

•	After Tax NPV at a 5% discount rate of US$6.0 billion using Base Case three-year average price assumptions of US$1,340/oz gold, US$2.80/lb copper and foreign exchange rate of US$0.76 per C$1.00:
•	44 year mine production plan capturing 19.6 million ounces of gold and 5.4 billion pounds of copper from the measured and indicated categories plus an additional 20.8 million ounces of gold and 13.8 billion pounds of copper from the inferred category:
•	Life of mine recovered production of 27.6 million ounces gold and 17.0 billion pounds copper:
•	170,000 tonne per day processing rate capturing 2.4 billion tonnes (Bt) of mill feed, or only 30% of the total mineral resource:
•	4.0-year payback on US$5.2 billion initial capital:

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•	Average annual pre-tax Free Cash Flow of US$1.45 billion from 1.3 million oz gold and 265 million pounds copper produced per year during the initial 5 years of production:
•	Life of mine average operating cost of negative US$472 per ounce of gold produced, net of copper and silver by-product revenues:
•	Life of mine total cost of US$4 per ounces of gold produced, inclusive of all project capital and net of copper and silver by-product revenues;
•	57% reduction in mine waste rock compared to the approved EA;
•	33% reduction in greenhouse gas emissions from mine operations compared to the approved EA.

“These PEA economic projections, if achieved, would rank KSM among the best large-scale producing mines in the world,” Fronk concluded.

The 2020 PEA evaluates an alternate development approach to KSM and validates the 2017-2018 investment in Iron Cap exploration drilling that resulted in a significantly larger Iron Cap Mineral Resource with improved grade (March 12, 2019 Iron Cap News Release). The larger Iron Cap block cave reduces underground mine development per unit capital cost and benefits from an electrified and partially automated mine which improves Iron Cap profitability compared to the 2016 PEA. The 2020 PEA production plan transitions to block cave mining early in the mine life and maintains the concept of less total disturbance area relative to the 2016 PFS by reducing the size of open pits and consolidating all mine waste rock into a single location in the Mitchell Valley.

The 2020 PEA assesses the potential impacts of incorporating Inferred Mineral Resources into project design, capital and operating cost estimates and projected economics. The 2019 Mineral Resource estimate is the current and only resource estimate used in this study. The results of the 2016 PFS remain valid and represent a viable option for developing the KSM project while the 2020 PEA assesses an alternative development option at a scoping level. The 2020 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2020 PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The 2020 PEA envisages a combined open pit and underground block cave mining operation planned to operate for 44 years. Over this mine life, mill feed delivered to the process plant is planned principally for gold and copper extraction with silver produced as a by-product. The mill would produce a flotation copper concentrate containing precious metals for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters, and a gold/silver doré produced from the carbon-in-leach (CIL) process on pyritic concentrates. Metallurgical testing indicates that KSM can produce a clean copper concentrate at an average copper grade of 25% with relatively high gold and silver content, making it readily saleable.

The NI 43-101 Technical Report summarizing the results of the 2020 PEA in Chapter 24, as well as the 2016 PFS, will be filed at www.sedar.com with a Report Effective Date of April 30, 2020. Key Findings from the 2020 PEA include:

•	In the 2020 PEA, open pit mining accounts for a third of production while underground mining comprises the balance. This is the reverse of the 2016 PFS plan where two thirds of production were derived from open pit mining. Smaller open pits allow the 2020 PEA mine plan to reduce the waste rock storage volume by 57% compared to the 2016 PFS, with a corresponding reduction to environmental impact.
•	Initial mill feed is mined exclusively from Mitchell pit, allowing for a streamlined mine to mill material flow through the payback period. The initial phases of Mitchell pit mining have been redesigned to integrate recent geotechnical data and improve pit wall designs, improve the variable cutoff strategy, and improve the efficiency of waste pre-stripping from upper pit benches. These changes have resulted in reduced initial mining costs and an improvement in the payback period mill feed grades.
•	An improved mining sequence has been achieved by deferring the Sulphurets pit and initiating earlier development of Iron Cap and Deep Kerr block caves. Construction rock sourced from the Sulphurets pit in the 2016 PEA is quarried from within the Mitchell pit in the 2020 PEA allowing for re-sequencing of open pit mining to only the Mitchell pit until the initial capital payback has been achieved.

•	Electrification of the Iron Cap block cave mine equipment with partial automation results in significant diesel consumption reduction replaced by lower cost green power supplied by BC Hydro. The electrified mine design has an 11% higher capital cost versus a conventionally developed and operated mine design but these costs are offset by much lower operating costs, leveraging savings on diesel consumption, ventilation, equipment maintenance and labor, yielding an approximately 11% lower total cost per tonne mined.
•	In the 2020 PEA, large footprints of the Iron Cap and Deep Kerr block cave mines support the high production rates required to meet the designed mill throughput rate of 170,000 tonnes per day (“tpd”), the same mill throughput as the 2016 PEA. The 2020 PEA design includes dedicated processing lines to treat Mitchell and Sulphurets mill feed separate from Iron Cap and Kerr mill feed. This design concept reflects recent metallurgical test work that suggests incremental CIL gold production is marginal or sub-economic from the copper rich Iron Cap and Deep Kerr block caves. The 2020 PEA process plan therefore excludes CIL processing of Iron Cap and Deep Kerr mill feeds.
•	Mine site water tunnel alignments are revised in the 2020 PEA to incorporate recent field data, avoid mineralized deposits and reflect the mine development plan, resulting in improved constructability and reliability over the 2016 PEA design. One dual bore tunnel has been changed to a single bore, concrete lining was added to multiple tunnels and tunnel system expansions were removed as a result of the reduction in the size of the Rock Storage Facility (RSF). Commensurate with these design changes and life of mine plan requirements, the cumulative length of water diversion mine site tunnels has been reduced from 51 km to 20 km.
•	In the 2020 PEA, estimated initial capital costs including pre-production mining are 6% improved over the 2016 PEA (from US$5.5 billion down to US$5.2 billion), reflecting changes in initial mine design. Sustaining capital shows a significant 31% reduction (from US$10 billion down to US$6.9 billion) derived mostly from production plan improvements related to underground mining, focusing on more profitable Iron Cap and Deep Kerr block cave mines, and limiting cave development to three separate cave horizons through the life of mine instead of the five described in the 2016 PEA.
•	As a result of mine plan extraction from the larger Iron Cap block cave mine, the life of mine copper grade in the 2020 PEA increased 16% (from 0.32% to 0.37%), delivering 2.5 B lb more copper to the mill (from 16.7 to 19.2 B lb) versus the 2016 PEA.
•	Base Case operating cost and total cost per ounce of gold produced (net of copper and silver by-products) dramatically improve in the 2020 PEA. The life of mine estimated average operating cost is reduced from negative US$179 to negative US$472 per ounce of gold produced, while the estimated life of mine total cost, inclusive of all capital, is reduced from US$358 to US$4 per ounce compared to the 2016 PEA. The change in Base Case operating and total cost is due to higher by-product credits from significantly higher copper production more than offsetting reduced gold production because no incremental gold production is taken from the CIL circuit for two deposits plus the application of an improved price scenario.
•	For a primary copper producer reporting costs per pound of copper produced (net of gold and silver by-products) the Base Case total life of mine average operating cost is negative US$0.14 per pound and total life of mine average cost inclusive of all capital is US$0.63 per pound.
•	For a diversified mining company reporting costs on a co-product basis, the Base Case total life of mine average operating costs are US$511 per ounce for gold production and $1.17 per pound for copper production. Total life of mine average costs, inclusive of all capital, are US$717 per ounce of gold produced and US$1.59 per pound of copper produced.

Attached to this news release is an addendum providing additional details relating to the 2020 PEA’s mineral resources, mine design, production plan, capital costs, operating costs and economic projections.

KSM 2016 PFS Remains Current

Seabridge engaged independent consultants to conduct an extensive data verification exercise on the 2016 PFS to determine whether there had been any material changes to the information used in the 2016 PFS and whether the study could be considered current. The results of the exercise verified that if the 2016 PFS were to be updated using the 2020 information, there would be no material change to outcomes of the 2016 PFS, its capital and operating costs, mineral reserves, or financial analysis, and therefore the 2016 PFS remains current and is suitable to be used unchanged in the 2020 Technical Report.

The data verification checks used updated resource models with updated process recoveries and escalated cost assumptions and estimated that variances in total mill feed would be limited to +1.3% on mill feed tonnes, no change on gold grade, and +2.4% on copper grade.  These overall differences are not material to the 2016 PFS Mineral Reserves. The financial results using the 2016 PFS mine plan with updates to capital and operating costs, 3-year average metal prices and tax code revisions are also not materially different from the 2016 PFS financial results.

The 2016 PFS was designed to align with regulatory approvals for project construction and operation included in federal and provincial Environmental Assessments.  The scope of the 2016 PFS mine design included open pits and underground mines to extract ore from the Mitchell, Sulphurets, Kerr and Iron Cap deposits. Ore is transported through access tunnels to a processing plant located in the Teigen Creek valley nearby provincial infrastructure where it is processed to produce saleable concentrate and doré. Process waste is stored in a tailings management facility.  The 2020 PEA is an alternative development option to the 2016 PFS, with a significantly higher plant throughput rate, exploitation of deeper Inferred Mineral Resources maximizing underground mass mining techniques over open-pit mining, and changes to the life of mine plan and infrastructure design.  The 2020 PEA is a standalone, alternative development option that does not invalidate the 2016 PFS which remains as a viable option.

National Instrument 43-101 Disclosure

The 2020 PEA and 2016 PFS incorporate the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2020 PEA and 2016 PFS, and their Qualified Persons, are listed below along with their areas of responsibility:

•	Wood under the direction of Kirk Hanson, MBA, P.E. (capital and operating costs; financial model; 2020 PEA only); Alan Keylock P.Eng. (process design, water treatment and operating costs; 2020 PEA only)
•	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mine design; capital and operating costs for open pit mines and tunnels).
•	Resource Modeling Inc. under the direction of Michael Lechner P.Geo. (Mineral Resources).
•	Golder Associates Ltd. under the direction of Ross Hammett P.Eng. (block caving assessments).
•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson P.Geo. (design of surface and tunnel diversion infrastructure, Rock Storage Facility, Tailing Management Facility and Water Storage Dam).
•	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P. Eng. (power infrastructure).
•	Tetra Tech under the direction Hassan Ghaffari, P. Eng (process design, capital and operating costs, financial model; 2016 PFS)

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Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources and the potential to upgrade inferred resources to higher resource categories; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; and (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2019 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net

ADDENDUM TO SEABRIDGE GOLD NEWS RELEASE DATED APRIL 27, 2020

Additional Information on Mineral Resources, Mine Design, Production Plans, Capital and Operating Costs and Economic Analysis in the KSM 2020 PEA

Mineral Resources

The 2020 PEA is based on the 2019 Mineral Resource estimates which are based on block models that were constructed for each deposit following major drilling campaigns. The Kerr, Sulphurets, Mitchell, and Iron Cap models were constructed after the 2016, 2018, 2011, and 2018 drilling campaigns, respectively. Block NSR values were updated in late 2019 for all deposits. RMI constructed 3D block models for the four mineralized zones using inverse distance (Kerr and Mitchell) and ordinary kriging (Sulphurets and Iron Cap). A variety of lithologic, alteration, structural, and gradewireframes were used in the estimation process. 3D search ellipses and trend planes oriented with the trend of mineralization were used to find eligble drill hole composites that were used to estimate block grades. The block estimates were classified into Measured (Mitchell only), Indicated, and Inferred categories using mineralized continuity, proximity to drilling, and the number of holes used to estimate the blocks. Mineral Resources for the Project were determined by using a combination of conceptual open pit and underground mining methods.

Measured and Indicated Mineral Resources at KSM are estimated at 3.0 Bt grading 0.52 grams per tonne (g/t) gold, 0.21% copper and 2.8 g/t silver (50.4 million ounces of gold, 14.2 billion pounds of copper and 269.7 million ounces of silver), inclusive of mineral reserves. An additional 4.6 Bt are estimated in the Inferred Mineral Resource category grading 0.38 g/t gold, 0.32% copper and 2.2 g/t silver (56.9 million ounces of gold and 32.1 billion pounds of copper and 331.2 million ounces of silver). Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, and US$20.00 per ounce silver with a foreign exchange rate of US$ 0.83 per C$1.00 are used in calculating the various cut-offs applied to KSM’s Mineral Resource estimates. A detailed breakdown of KSM’s Mineral Resources as of December 31, 2019 are as follows:

2020 PEA Mine Design

The mill feed in the 2020 PEA mine plan from open pit and underground is limited by a tailings capacity of 2.4 Bt. Mine planning optimization within the larger 2020 PEA resources results in higher mill feed grades and an improved production schedule compared to the 2016 PEA. The 2020 PEA utilizes Measured, Indicated and Inferred Mineral Resources in mine planning. Material that would be mined in the 2020 PEA is based on open pit mining for the Mitchell, Sulphurets and Kerr deposits, and underground mining for the Iron Cap and Deep Kerr deposits. Mitchell open pit is the sole source of mill feed during initial capital payback. Mill feed then transitions to Iron Cap and Deep Kerr block cave mines supplemented by a Kerr and Sulphurets open pit during the transition. There is no Mitchell underground production in the 2020 PEA. Approximately one-third of the mill feed would come from open pit operations and two-thirds from underground operations.

Waste to mill feed cut-offs are determined using a Net Smelter Return (“NSR”) for each block in the model. The pit delineated resources use an NSR cut-off grade varying between C$15/t and C$25/t for Mitchell, and a constant NSR cut-off grade of C$17/t for Kerr and Sulphurets. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per C$1.00 are used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations are used to define open pit mine plans in the 2020 PEA. The pit limits of the 2020 PEA are inside the pit limit of the 2016 PFS. The mine design for the 2020 PEA focuses on improving the early mine plan variable cutoff strategy to select higher grade blocks, reducing waste mined and applying geotechnical data collected over the last 9 years to optimize pit slope designs. Initial waste pre-stripping in the Mitchell pit applies slot dozing and truck-shovel tramming to minimize pre-strip waste mining costs. Additionally, pre-production mining in Mitchell pit includes a quarry for construction rock that has been tested to be geomechanically and geochemically suitable. This allows deferment of Sulphurets mining to later in the production plan thereby simplifying early mining operations.

The underground block caving mine designs for Iron Cap and Deep Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) and PCBC software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The 2020 PEA Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The 2020 PEA Iron Cap mine design is significantly larger than the 2016 PEA design with roughly a 3 times larger footprint. Since the Iron Cap block cave is located adjacent to the Mitchell-Treaty Tunnels (“MTT”), the conduit between mine and mill, it has lower development capital and is developed faster compared to the Deep Kerr block cave.

The 2020 PEA Iron Cap mine is designed as an electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level, resulting in a 76% reduction in diesel consumption over the course of proposed block cave development and operation. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life. The electrified mine design has an 11% higher capital cost versus a conventionally developed and operated mine that is wholly offset by 27% lower operating costs based on diesel consumption savings, equipment maintenance and labor savings, and leveraging relatively inexpensive green power supplied by BC Hydro, resulting in approximately 11% lower total cost per tonne mined.

The 2020 PEA Deep Kerr block cave would have an estimated development duration of five years, a production ramp-up period of five years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift. Considering the impact that the larger Iron Cap mine made to the 2020 PEA production plan, coupled with fixed tailings storage capacity, any deeper development below the second lift of Deep Kerr was unnecessary.

The 2020 PEA Deep Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for business case improvement by electrification. The 2020 PEA underground development plan excluded a Mitchell block cave as the other mill feed sources generate better economics.

The first underground mill feed production from Iron Cap and Deep Kerr block caves occur in Years 6 and 12 respectively, and there is no development overlap between both initial block cave mines. The mining NSR shut-off grade is C$20 per tonne for the Iron Cap block cave and C$18 per tonne for the Deep Kerr block cave. The mill feed contained in the mine plan for the 2020 PEA including dilution and mining losses are stated as follows:

Mill Feed Used in the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold	Copper	Silver	Gold	Copper	Silver
				(g/t)	(%)	(g/t)	M oz’s	M lbs	M oz’s
Mitchell	Open Pit	M+I	607	0.77	0.20	3.3	15.0	2,631	64.9
		Inferred	6	0.64	0.16	7.9	0.1	20	1.5
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Sulphurets	Open Pit	M+I	101	0.73	0.31	1.0	2.4	696	3.2
		Inferred	4	0.66	0.25	1.7	0.1	23	0.2
Kerr	Open Pit	M+I	85	0.28	0.61	1.5	0.8	1,148	4.0
		Inferred	4	0.99	0.09	1.2	0.1	8	0.2
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Open Pit Mill Feed		M+I	793	0.71	0.26	2.8	18.1	4,476	72.1
		Inferred	14	0.74	0.16	4.2	0.3	50	1.9
Total Block Cave Mill Feed		M+I	106	0.45	0.39	2.3	1.5	911	7.9
		Inferred	1,462	0.44	0.43	2.3	20.5	13,763	109.0
Total Mill Feed Mined		M+I	898	0.68	0.27	2.8	19.6	5,387	80.0
		Inferred	1,476	0.44	0.42	2.3	20.8	13,813	110.8

Note: The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

2020 PEA Production Plan

The 2020 PEA mine production plan starts in lower-cost open pit areas using conventional large-scale equipment followed early in the production plan by initial development of block cave mining. Starter pits have been selected in higher grade areas and cutoff grade strategy maximizes revenues to minimize the payback duration.

After Year 1 ramp-up, the mill throughput averages 170,000 tpd through Year 33, then diminishes to roughly half that throughput rate constrained by mill feed supply from only one underground source through the end of the mine life. In the 2020 PEA, KSM’s mine life is compressed to 44 years compared to prior studies that had 50+ year mine lives, by feeding the mill at nameplate capacity for a longer duration, thus better utilizing the asset and improving overall project economics. Production starts with mill feed from the Mitchell pit through the payback period, thus simplifying the mine to mill plan and de-risking initial project cash flow since Mitchell is the most studied of the four KSM deposits. After project payback, mill feed then transitions to Iron Cap and Deep Kerr block cave mines supplemented by Kerr and Sulphurets open pits during the transition. No production overlap of the Kerr open pit with the Deep Kerr block cave occurs. Open pit mining pauses at Year 16 with all mill feed production thereafter being from Iron Cap and Deep Kerr block cave mines. A final phase of the Mitchell pit would be mined from Years 29 to 34 to supplement mill feed as the Iron Cap block cave winds down. Re-sequencing the open pit mine plan by deferring the Kerr and Sulphurets satellite pits helps defer their higher mine development costs. The early focus on Mitchell pit leverages its near-surface higher grade gold zone outcrops allowing for gold production that is substantially above the mine life average grade. An additional benefit of the 2020 PEA production plan is that it stores all mine waste rock in the Mitchell valley reducing the mine waste footprint by eliminating the McTagg RSF and consolidating all the mine waste upstream of key water control facilities including the water storage reservoir and two water treatment plants.

The increased planned production rate and significant growth of Iron Cap’s Mineral Resource merited placement early in the mine life sequence. The 2020 PEA would start delivering mill feed from underground mines at Iron Cap in Year 6 and from Deep Kerr in Year 12 based on sequential development. Once Deep Kerr block cave mine comes online, mill feed is mostly from underground sources through the end of mining. Underground production ends in Year 44, when maximum Tailings Management Facility (TMF) capacity is reached. Notable is that Deep Kerr’s second lift has no ramp down as the production plan artificially truncates the last six years due to tailing facility capacity constraint.

The production plan is specifically designed for mining highest gold grade first to facilitate capital investment payback. Open pit design improvements in the 2020 PEA yield an improved early average gold grade of 14% (from 0.78 g/t to 0.89 g/t) enhancing economics compared to the 2016 PEA. The 2020 PEA Base Case after-tax payback period is 4.0 years or only 9% of the mine life, compared to 6.4 years in the 2016 PEA. A payback period representing less than 20% of mine life is considered highly favorable. Equally important for the economic improvements emanating from the larger Iron Cap block cave mine is an increase in life of mine average copper grade of 16% (from 0.32% to 0.37%), delivering 2.5 billion lb of additional contained copper to the mill (from 16.7 to 19.2 billion lb) versus the 2016 PEA. Metal production for the first five years, compared to life of mine average production, is estimated as follows:

Average Annual 2020 PEA Base Case Metal Production
	Years 1-5 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.53
Copper (%)	0.23	0.37
Silver (grams per tonne)	3.7	2.5
Annual Production:
Gold (000 ounces)	1,336	627
Copper (000 pounds)	264,721	385,578
Silver (000 ounces)	4,914	2,558

2020 PEA Capital Cost

The 2020 PEA initial capital estimate is 6% better than the 2016 PEA, emanating from the changes in the initial mine design and also benefitting from an improved US$/C$ exchange rate. Sustaining capital estimated at US$6.9 billion over the 44-year mine life is dominated by Iron Cap and Deep Kerr block cave mine development, and is 31% lower than the 2016 PEA (US$10.0 billion), derived mostly from production plan improvements related to underground mining, more profitable Iron Cap and Deep Kerr block cave mines, limiting cave development to three separate cave horizons through the life of mine instead of the five as described in the 2016 PEA, and an improved US$/C$ exchange rate.

In addition to sustaining capital, a further US$938 million is accounted for in reclamation and closure cost including US$526 million set aside in a sinking fund from operating cash flow to pay for estimated post-closure water treatment obligations.  Initial capital and sustaining capital for the 2020 PEA are estimated to an AACE® Class 5 Estimate classification and are summarized as follows:

2020 PEA Base Case Capital Costs (US$ million)

Total
Direct Costs:
Mine Site	1,193
Process	1,359
Tailing Management Facility	488
Environmental	14
On-site Infrastructure	22
Off-site Infrastructure	106
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,342
Total Indirect Costs	802
Owner’s Cost	152
Contingency	859
TOTAL INITIAL CAPITAL	5,156
TOTAL LIFE OF MINE SUSTAINING CAPITAL	6,886

*Sums may not add due to rounding.

2020 PEA Operating Costs

Average mine, process and G&A operating costs over the 2020 PEA mine life (including waste mining and on-site power credits; excluding off-site shipping and smelting costs captured elsewhere in the financial model) are estimated at US$9.98 per tonne milled (before metal credits). The operating costs include current estimates for major cost inputs. Estimated 2020 PEA unit operating cost decreased by 14% relative to the 2016 PEA (US$11.61 per tonne milled) reflecting improved mine designs with mill feed extraction across larger underground mine footprints and simpler water management, eliminating lowest cave levels from the 2016 PEA (Mitchell and Deep Kerr Lift 3), electrification and automation applied to underground mining Iron Cap, and improved US$/C$ exchange rate. A breakdown of estimated unit operating costs is as follows:

2020 PEA Base Case Life-Of-Mine Average Unit Operating Cost (US$ Per Tonne Milled)

Mining (OP & UG; excludes pre-production mine costs)	3.91
Process & TMF Management	4.32
G&A and Site Services	1.23
Other*	0.52
Total Operating Costs	9.98

*Other includes site water management, Provincial Sales Tax and energy recovery.

2020 PEA Economic Analysis

The 2020 PEA Base Case metal pricing and US$/C$ exchange rate are based on April 9, 2020 three-yr trailing averages. Two additional cases are presented: (i) A Comparative Case of the economic projections without the influence of differing metals prices and foreign exchange versus published results from the 2016 PEA, enabling a true comparison of gains made in mine design , and (ii) an Alternative Case incorporating recent spot prices for gold, copper, silver and the US$/C$ exchange rate. The 2020 PEA improves financial metrics over those stated in the 2016 PEA across the board. Improved mine designs and the production plans based on a significantly larger Mineral Resource than in the 2016 PEA deliver lower total capital costs, higher NPV, IRR, operating and total unit costs and a shorter payback. The pre-tax and post-tax estimated economic results in U.S. dollars for the three 2020 PEA cases are as follows:

2020 PEA Projected Economic Results

	Comparative Case		Base Case 3-Year Average 2020 PEA	Alternative Case 2020 PEA
	2016 PEA	2020 PEA
Metal Prices:
Gold ($/ounce)	1,230		1,340	1,700
Copper ($/pound)	2.75		2.80	2.50
Silver ($/ounce)	17.75		16.25	16.00
US$/Cdn$ Exchange Rate:	0.80		0.76	0.72
Cost Summary:
Operating Costs Per Oz of Gold (life of mine; US$)	-$179	-$410	-$472	-$327
Total Cost Per Ounce of Gold Produced (US$)	$358	$92	$4	$124
Initial Capital (incl. pre-production mining; US$)	$5.5 billion	$5.4 billion	$5.2 billion	$4.9 billion
Sustaining Capital (US$)	$10.0 billion	$7.2 billion	$6.9 billion	$6.5 billion
Unit Operating Cost On-site (US$/tonne)	$11.61	$10.50	$9.98	$9.45
Pre-Tax Results:
Net Cash Flow (US$)	$26.3 billion	$31.3 billion	$36.8 billion	$43.4 billion
NPV @ 5% Discount Rate (US$)	$6.1 billion	$8.2 billion	$10.3 billion	$13.2 billion
Internal Rate of Return	12.7%	14.9%	17.5%	21.9%
Payback Period (years)	5.6	4.3	3.6	2.9
Post-Tax Results:
Net Cash Flow (US$)	$16.7 billion	$19.6 billion	$23.0 billion	$27.2 billion
NPV @ 5% Discount Rate (US$)	$3.4 billion	$4.7 billion	$6.0 billion	$7.9 billion
Internal Rate of Return	10.0%	11.9%	14.0%	17.4%
Payback Period (years)	6.4	4.9	4.0	3.2

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes

For a primary copper producer reporting costs per pound of copper produced (net of gold and silver by-products) the Base Case life of mine average operating cost is negative US$0.14 per pound and total life of mine average cost inclusive of all capital is US$0.63 per pound.

For a diversified mining company reporting costs on a co-product basis, the Base Case life of mine average operating costs are US$511 per ounce for gold production and $1.17 per pound for copper production. Total life of mine average costs, inclusive of all capital, are US$717 per ounce of gold produced and US$1.59 per pound of copper produced.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure

The 2020 PEA and 2016 PFS incorporate the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this addendum. The principal consultants who contributed to the 2020 PEA and 2016 PFS, and their Qualified Persons, are listed below along with their areas of responsibility:

•	Wood under the direction of Kirk Hanson, MBA, P.E. (capital and operating costs; financial model; 2020 PEA only); Alan Keylock P.Eng. (process design, water treatment and operating costs; 2020 PEA only)
•	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mine design; capital and operating costs for open pit mines and tunnels).
•	Resource Modeling Inc. under the direction of Michael Lechner P.Geo. (Mineral Resources).
•	Golder Associates Ltd. under the direction of Ross Hammett P.Eng. (block caving assessments).
•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson P.Geo. (design of surface and tunnel diversion infrastructure, Rock Storage Facility, Tailing Management Facility and Water Storage Dam).
•	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P. Eng. (power infrastructure).
•	Tetra Tech under the direction Hassan Ghaffari, P. Eng (process design, capital and operating costs, financial model; 2016 PFS)

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 7, 2020

Seabridge Gold Files KSM Project Technical Report

Report Confirms Dramatic Improvement in Economic Potential

With Larger Scale and Earlier Development of Iron Cap Deposit

Toronto, Canada – Seabridge Gold announced today that it has filed a NI-43-101 technical report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment Update, NI 43-101 Technical Report” with an effective date of April 30, 2020 (the “Technical Report”). The Technical Report contains the Preliminary Economic Assessment (the “2020 PEA”) confirming the potential for a dramatic improvement in project economics by incorporating the recently expanded, higher grade Iron Cap deposit into mine plans. The Technical Report also includes the current Preliminary Feasibility Study which remains in effect. Results of the new study were announced on April 27, 2020 (see the Company’s news release and addendum filed on SEDAR on April 27, 2020).

2020 PEA Highlights

•	After Tax NPV at a 5% discount rate of US$6.0 billion using Base Case three-year average price assumptions of US$1,340/oz gold, US$2.80/lb copper and foreign exchange rate of US$0.76 per C$1.00:
•	44 year mine production plan capturing 19.6 million ounces of gold and 5.4 billion pounds of copper from the measured and indicated categories plus an additional 20.8 million ounces of gold and 13.8 billion pounds of copper from the inferred category:
•	Life of mine recovered production of 27.6 million ounces gold and 17.0 billion pounds copper:
•	170,000 tonne per day processing rate capturing 2.4 billion tonnes (Bt) of mill feed, or only 30% of the total mineral resource:
•	4.0-year payback on US$5.2 billion initial capital:
•	Average annual pre-tax Free Cash Flow of US$1.45 billion from 1.3 million oz gold and 265 million pounds copper produced per year during the initial 5 years of production:
•	Life of mine average operating cost of negative US$472 per ounce of gold produced, net of copper and silver by-product revenues:
•	Life of mine total cost of US$4 per ounces of gold produced, inclusive of all project capital and net of copper and silver by-product revenues;
•	57% reduction in mine waste rock compared to the approved EA;
•	33% reduction in greenhouse gas emissions from mine operations compared to the approved EA.

Chairman and CEO Rudi Fronk noted that the 2020 PEA was undertaken to assess an alternate approach to developing KSM by incorporating a much larger Iron Cap block cave mine earlier into the production schedule. “The benefits of incorporating Iron Cap into mine plans at an early stage have exceeded the upper end of our expectations, not only for the improvements in projected economics but also for the reduction in environmental impact. The PEA is based on Iron Cap’s inferred resource estimate but we are very confident these resources will upgrade to higher categories with further drilling as they have in the past at the project’s other deposits. We therefore think the new Technical Report gives investors a compelling view of the project’s potential,” Fronk said. “These PEA economic projections, if achieved, would rank KSM among the best large-scale producing mines in the world.”

National Instrument 43-101 Disclosure

The new Technical Report incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The authors of the Technical Report are listed below along with the names of their employers:

•	Kirk Hanson, MBA, P.E. of Wood Canada Ltd.
•	Alan Keylock P.Eng. of Wood Canada Ltd.
•	James Gray, P.Eng. of Moose Mountain Technical Services
•	Michael Lechner P.Geo. of Resource Modeling Inc.
•	Ross Hammett P.Eng. of Golder Associates Ltd.
•	Graham Parkinson P.Geo. of Klohn Crippen Berger Ltd.
•	Neil Brazier, P. Eng. of W.N. Brazier Associates Inc.
•	Hassan Ghaffari, P. Eng of Tetra Tech, Inc.
•	Jianhui (John) Huang, Ph.D., P.Eng. of Tetra Tech, Inc.
•	William E. Threlkeld, P.Geo, P.G. of Seabridge Gold Inc.
•	Brendon Masson, P.Eng. of McElhanney Consulting Services Ltd.
•	Derek Kinakin, M.Sc., P.Geo., P.G. of BGC Engineering Inc.
•	Rolf Schmitt, P. Geo of ERM Consultants Canada Ltd.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources and the potential to upgrade inferred resources to higher resource categories; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; and (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2019 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 Fax: (416) 367-2711

Email: info@seabridgegold.net